Exhibit 99.90

VOX PROVIDES DEVELOPMENT
& EXPLORATION UPDATES

TORONTO, CANADA – February 8, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Black Cat Syndicate Limited (ASX: BC8) (“Black Cat”), Gold Standard Ventures Corp. (TSX: GSV) (“Gold Standard Ventures”), Silver Mines Limited (ASX: SVL) (“Silver Mines”), ValOre Metals Corp. (TSXV: VO) (“ValOre”), and Kalamazoo Resources Limited (ASX: KZR) (“Kalamazoo”).

Spencer Cole, Chief Investment Officer stated: “The past month’s developments on key royalty properties continue to support Vox management expectations that 2022 will be a record year for royalty-linked drilling, engineering studies and first production milestones. Based on operator guidance, Bulong continues to trend towards commencement of mining in late-2022, South Railroad’s feasibility is expected within the coming months, the Bowdens’ underground expansion scoping study is on-track for H1 2022 delivery, and multiple resource upgrades are expected for Pedra Branca, Ashburton and other key properties later in 2022.”

Key Development Updates

•	Release of maiden reserves planned for the March 2022 quarter and key work approval permit granted for the construction of the processing facility at Majestic, part of the Bulong gold project operated by Black Cat;

•	Positive drill results and upcoming feasibility study release for the South Railroad gold project in Nevada by Gold Standard Ventures;

•	Continued drilling success and upcoming underground scoping study at the Bowdens project by Silver Mines;

•	Resource expansion drilling success at the Pedra Branca platinum group elements (“PGE”) project by ValOre; and

•	Strong drilling results and extensive fieldwork, studies and permitting planned for 2022 at the Ashburton gold project by Kalamazoo.

Figure 1: 3D Model of Black Cat’s approved 800ktpa processing facility

Bulong (Pre-Construction) – Maiden Reserves and Work Approval Permit Granted

•	Vox holds a 1% net smelter royalty over part of the Bulong gold project;

•	On January 25, 2022, Black Cat announced:

○	Drilling at Majestic in H2 2021 was focussed on upgrading the underground resource from Inferred to Indicated categories ahead of planned maiden ore reserves to be released in the March 2022 quarter; and
○	It was recently granted the Work Approval Permit for the construction of the planned 800ktpa processing facility at Majestic. The only outstanding permit required for mine development and mill construction is the Tailings Storage Facility (“TSF”) mining proposal, which is anticipated in Q1 2022.

•	Vox Management Summary: The Bulong gold project in Western Australia continues to be derisked towards construction and production with this key permitting milestone. Following the release of maiden reserves and the final TSF permit, Vox management expects the Bulong project to progress into construction over the coming months.

South Railroad (Pre-Feasibility) – Positive Drilling Results and Q1 2022 Feasibility Study

•	Vox holds a 0.633% net smelter royalty with advance minimum royalty payments over portions of the South Railroad gold project, which is located in the prolific Carlin Trend of Nevada;

•	Vox has been receiving advance minimum royalty payments from Gold Standard Ventures since October 2021;

•	On January 18, 2022, Gold Standard Ventures announced:

○	Positive drill results from eight reverse circulation drill holes at the Pinion SB Zone (“SB Zone”) as part of its 2021 exploration and development program;

○	Jason Attew, President and CEO stated: “We are very encouraged by the 2021 drilling results at the SB Zone. We are intersecting mineralization closer to surface than previously estimated and the target remains open to the south and east. We look forward to continuing to explore this target in 2022 with the goal of adding to the existing Pinion mineral resource by year-end”; and

○	According to Gold Standard Ventures management guidance, the SB Zone represents the best mine life extension opportunity at the South Railroad project, with potential production from this zone being additive to the life of mine plan contemplated in the upcoming Feasibility Study that is planned to be completed in Q1 2022, as announced on November 10, 2021.

•	Vox Management Summary: The impending release of the South Railroad feasibility study in Q1 2022 and an upgrade of royalty-linked resources at the SB Zone are key catalysts that have strong potential to increase the value of Vox’s South Railroad gold royalty. This exciting Nevada-based gold project is rapidly approaching a near-term construction decision.

Bowdens (Feasibility) – Continued Drilling Success and H1 2022 Underground Scoping Study

•	Vox holds a 0.85% gross revenue royalty on the Bowdens silver-lead-zinc project and a 1% gross revenue royalty over surrounding regional exploration tenure;

•	On January 18, 2022, Silver Mines announced:

○	The company currently has four drill rigs on site continuing a 30,000m diamond drilling program. The results from this drilling program will form the basis for a Mineral Resource estimate as part of a Scoping Study of underground mining scenarios;

○	The underground Scoping Study is now advanced and is expected to be completed in the first half of 2022;

○	Continued success in drilling extends the Bundarra Zone mineralisation. Results include quartz sulphide vein style mineralisation at depth, with significant copper intersected for the first time at Bowdens;

○	BD21042:

▪	2.4m @ 1,520 g/t silver equivalent (269 g/t silver, 15.80% zinc, 10.33% lead, 0.78% copper and 0.42 g/t gold) from 297.3m,

•	including: 1m @ 2,282 g/t silver equivalent (398 g/t silver, 22.90% zinc, 16.80% lead, 1.06% copper and 0.82 g/t gold) from 298m;

▪	1.5m @ 869 g/t silver equivalent (98 g/t silver, 14.49% zinc, 0.20% lead, 0.30% copper and 0.14 g/t gold) from 327.1m;

○	BD21039:

▪	4.6m @ 338 g/t silver equivalent (24 g/t silver, 3.67% zinc, 1.47% lead and 0.98 g/t gold) from 406m;

▪	8.1m @ 193 g/t silver equivalent (18 g/t silver, 1.82% zinc, 1.45% lead and 0.41 g/t gold) from 416.9m;

○	BD21038:

▪	1m @ 740 g/t silver equivalent (343 g/t silver, 5.29% zinc and 3.74% lead) from 107m; and

▪	6m @ 244 g/t silver equivalent (26 g/t silver, 2.43% zinc, 2.50% lead and 0.12 g/t gold) from 374m,

•	including: 1m @ 478 g/t silver equivalent (59 g/t silver, 3.78% zinc, 6.0% lead and 0.38 g/t gold).

•	Vox Management Summary: These high-grade drilling results continue to support the potential feasibility of the underground expansion case at Bowdens, which is already Australia’s largest primary silver deposit. The proposed underground production case is incremental to the feasibility-stage open pit mine plan which is in the final stages of permitting.

Pedra Branca (Preliminary Economic Assessment) – Resource Expansion Drilling Success

•	Vox holds a 1% net smelter return royalty on the Pedra Branca PGE project;

•	On December 20, 2021, ValOre announced:

○	At the Massapê Zone, 2021 drilling highlights included:

▪	11 core holes drilled totalling 1,510m, with all 11 intercepting the target PGE-bearing ultramafic intrusion;

▪	PGE intervals returned in 10 of 11 core holes, with highlights including:

•	DD21MS09: 21m at 1.82 grams per tonne palladium + platinum + gold (“g/t 2PGE+Au”) from 73m, including 9.1m at 3.0 g/t 2PGE+Au from 84m;

•	DD21MS13: 21m at 1.67 g/t 2PGE+Au from 27m, including 6.6m at 3.22 g/t 2PGE+Au from 29m;

•	DD21MS12: 23m at 1.19 g/t 2PGE+Au from 101m, and 14m at 0.99 g/t 2PGE+Au from 137m including 5.4m at 2.26 g/t 2PGE+Au from 136.6m;

○	At the Santo Amaro South Zone, drilling highlights included:

▪	4 holes drilled totalling 300m, with all 4 intercepting the target PGE-bearing ultramafic intrusion, including the following highlights:

•	DD21SAS05: 22m at 1.40 g/t 2PGE+Au from 13m;

•	DD21SAS04: 18m at 1.46 g/t 2PGE+Au from 51m, including 9.8m at 2.42 g/t 2PGE+Au from 58m; and

•	DD21SAS07: 13m at 1.29 g/t 2PGE+Au from 69m.

•	On January 18, 2022, ValOre announced:

○	At the Cedro deposit 4 drill holes totalling 332m confirmed the historically reported geology and returned broad, consistently mineralized PGE intercepts including:

▪	DD21CD24A: 53m at 1.18 g/t 2PGE+Au from surface, including 7.0m at 2.64 g/t 2PGE+Au from 44m;

▪	DD21CD05A: 62m at 0.90 g/t 2PGE+Au from 58m, including 31m at 1.40 g/t 2PGE+Au from 82m;

▪	DD21CD89A: 52m at 1.03 g/t 2PGE+Au from 19m; and

▪	DD21CD42A: 70m at 0.71 g/t 2PGE+Au from surface, including 29m at 1.12 g/t 2PGE+Au.

•	Vox Management Summary: ValOre’s exploration results are demonstrating a level of consistency in the proportion of drillholes hitting economic-width PGE mineralisation, which is very rare in the mining industry. We remain excited about the potential increase of the Pedra Branca resource estimate later in 2022.

Ashburton (Exploration) – Strong Drilling Results

•	Vox holds a 1.75% gross revenue royalty (>250koz cumulative production) on the Ashburton gold project;

•	On January 20, 2022, Kalamazoo announced the following results:

○	At the West Olympus Deposit, drilling has identified two additional thick mineralised lodes that remain open down plunge with best intercepts including:

▪	KARC0092A: 6m @ 2.84g/t Au from 136m and 19m @ 1.26g/t Au from 196m;

▪	KARC0091: 10m @ 2.26g/t Au from 123m including 2m @ 4.16g/t Au from 128m;

▪	KARC0093: 5m @ 3.62g/t Au from 100m and 9m @ 2.26g/t Au from 146m; and

▪	KARC0090A: 7m @ 2.17g/t Au from 143m;

○	The recently completed Phase II drilling has extended shallow gold intercepts 100m to the west of the West Olympus Deposit with best intercepts including:

▪	KARC0089: 6m @ 1.32g/t Au from 23m;

▪	KARC0084: 4m @ 1.16g/t Au from 24m including 1m @ 3.17g/t Au from 26m; and

▪	KARC0083: 3m @ 1.26g/t Au from 15m;

○	At the Peake Deposit, shallow gold intercepts have extended the main lode 200m west beyond the current resource and identified new sources of oxide gold with best intercepts including:

▪	KADD0001: 1.2m @ 15.15g/t Au from 79m;

▪	KARC0041: 6m @ 1.43g/t Au from 45m;

▪	KARC0044: 4m @ 2.01g/t Au from 34m;

▪	KARC0073: 4m @ 3.14g/t Au from 15m – footwall; and

▪	KARC0107: 1m @ 11.7g/t Au from 48m – footwall;

○	At the Zeus Deposit, extensional exploration drilling has confirmed gold mineralised lodes further southwest beyond the current resource with best intercepts including:

▪	KARC0121: 9m @ 1.08g/t Au from 177m; and

▪	KARC0120A: 5m @ 1.69g/t Au from 118m;

○	Planning is underway for extensive Phase III drilling and exploration program to commence in early 2022, which will include:

▪	Release of the remaining regional drilling results of the 2021 Phase II drilling program;

▪	Assess awaited results for surface soil and rockchip sampling completed during the fieldwork program across the northern Diligence Dome;

▪	Completion of a new Mt Olympus Deposit Metallurgical Scoping Study;

▪	Ongoing geological interpretation, modelling and drill hole targeting exercises;

▪	Planning and design of proposed 2022 ground and airborne geophysical surveys;

▪	Field reconnaissance/mapping campaigns; and

▪	Cultural heritage clearances and regulatory permitting.

•	On January 24, 2022, Kalamazoo announced the following assay results over five regional “greenfields” prospects:

○	At the Annie Oakley Prospect:

▪	highly encouraging moderate grade gold intercepts contained within broad zones of gold anomalism were returned with best results including: 4m @ 2.67 g/t Au from 17m (KARC0124); 2m @ 4.09 g/t Au from 57m (KARC0133); and 3m @ 1.63g/t Au from 37m (KARC0126);

▪	The Annie Oakley drilling results support its exploration potential to discover additional shallow high-grade oxide gold resources;

○	At the largely untested Petra Prospect:

▪	AC drilling discovered a >500m wide +10ppb Au anomaly within the major northwest striking fault corridor that hosts the Mt Olympus and Zeus deposits;

▪	Kalamazoo considers the Petra Prospect to be a high priority target with the hallmarks of being a significant ‘Carlin Type’ gold deposit discovery and will be followed up in 2022; and

○	At the St Helens Prospect, AC drilling intersected encouraging gold anomalism proximal to the West Olympus Deposit with best results including: 6m @ 2.2g/t Au from 93m including 1m @ 4.22g/t Au from 96m (KAAC0067); and 4m @ 1.46g/t Au from 76m (KAAC0070).

•	Vox Management Summary: Kalamazoo management have previously disclosed an exploration target for Ashburton of 2Moz – 3Moz and this drilling success continues to support the likelihood of this target. The substantial 2022 work program spanning drilling, resource estimation, metallurgical studies and permitting confirms Vox management confidence that this large-scale gold project is rapidly advancing towards development.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.